R O T O B L O C K

December 14, 2007

Mr. David Burton, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Rotoblock Corporation
Form 10-KSB/A for the fiscal year ended April 30, 2007
Filed November 7, 2007
File No. 0-51428

Dear Mr. Burton:

Following are responses to your comment letter, dated December 6, 2007, regarding the above-referenced Form 10-KSB/A filing. Our responses are keyed to correspond to your enumerated comments:

Report of Independent Registered Public Accounting Firm

1.	The consent of Staley, Okada & Partners, our former auditors, has been included as Exhibit 23.2 to the Form 10K-SB/A1 filed concurrently herewith.

Correspondence dated October 29, 2007

2.	Please see the requested acknowledgements below.

Rotoblock Corporation hereby acknowledges that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind cooperation and assistance in this matter.

Sincerely,

/s/ Liu Chien-Chih,
President and CEO

LCC:

300 B Street, Santa Rosa, California 95401 Telephone: (707) 578-5220